FMR LLC
Mail: 82 Devonshire Street, V6D, Boston, MA 02109-3614
Office: 245 Summer Street, V6D, Boston, MA 02110

January 23, 2009

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2008 – June 30, 2009

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds:

> Zurich American Insurance Co. Policy No: FID-9675294-02
> Participation: $9.5M part of $50M
>
> The Hartford/Twin City Fire Insurance Co. Policy No:00 FI 0251761-08
> Participation: $10M part of $50M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted previously and are incorporated by reference to Accession Number is 0000880195-08-000274.

Ann Barry
Director
FMR LLC
Enc.

Fidelity INVESTMENTS

THE HARTFORD
UNIVERSAL EXCESS™ POLICY

Policy Number 00 FI 0251761-08

TWIN CITY FIRE INSURANCE CO.
INDIANAPOLIS, IN 46268-0930
a stock insurance company, herein called the Insurer

Agency Code, Name & Address
80957
AON RISK SERVICES INC OF NY
199 WATER STREET
NEW YORK, NY 10038

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. THIS POLICY DOES NOT PROVIDE FOR THE UNDERWRITERS TO DEFEND THE INSURED, AND ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A. Name of Insured: (hereinafter called the "Insured")

ALL FIDELITY FUNDS

Address of Insured: 82 DEVONSHIRE ST.
MAILZONE V6D
BOSTON, MA 02109

ITEM B. Policy Period: From 12:01 a.m. on 7/01/08 To 12:01 a.m. on 8/01/08
(Standard Time at the address stated in Item A)

ITEM C. LIMIT OF LIABILITY: SEE FORM # UE00H08100 Aggregate each Policy Period, including claim expense.

ITEM D. SCHEDULE OF UNDERLYING INSURANCE:

(1) Primary Policy: SEE FORM # UE00H08100

Company: SEE FORM # UE00H08100

Policy Number:

Limit of Liability:

(2) Underlying Excess Policy(ies): SEE FORM # UE00H08100

ITEM E. ENDORSEMENTS EFFECTIVE AT INCEPTION: SEE FORM GU207 (SCHEDULE OF ENDORSEMENTS)

ITEM F. TERMINATION OF PRIOR POLICY(IES): N/A

ITEM G. DISCOVERY CLAUSE:

(1) Additional Premium: PER PRIMARY POLICY

(2) Additional Period: PER PRIMARY POLICY

ITEM H. POLICY PERIOD PREMIUM: $[redacted]

Kenneth McNally
Authorized Representative

01/23/09
Date

UE 00 H001 00 1004

GU 207
(6-78)

ENDORSEMENT

This endorsement, effective on 7/01/08 at 12:01 A.M. standard time, forms a part of

Policy No. 00 FI 0251761-08 of the TWIN CITY FIRE INSURANCE CO.

Issued to ALL FIDELITY FUNDS

David Zwiener, President

SCHEDULE OF FORMS AND ENDORSEMENTS

	RN00N02600	05/93	IN WITNESS PAGE
1	GU207	06/78	EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT
2	HG00H00900	03/02	MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UE00H04300	10/04	EXCESS ABSOLUTE TIE-IN ENDORSEMENT
4	UE00H06600	12/04	EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT
5	UE00H07600	12/05	EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS AGGREGATE LIMIT POLICY
6	UE00H07900	03/06	UNIVERSAL EXCESS OVER CRIME COVERAGE ONLY ENDORSEMENT
7	UE00H08201	12/06	EXHAUSTION OF UNDERLYING INSURANCE
8	UE00H08400	10/06	UNIVERSAL EXCESS FIDELITY EQUIVALENT TERM ENDORSEMENT
	HR00H09300	02/07	PRODUCER COMPENSATION NOTICE

Rev. Ed. Date (04/02)
GU 207 (6-78)

The Hartford

UNIVERSAL EXCESS™ POLICY

I. INSURING AGREEMENT

The Insurer designated in the Declarations (a Stock Insurance Company herein called the "Underwriters"), in consideration of the payment of the premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total limits of liability and any retention/deductible under all Underlying Insurance, as set forth in Item D of the Declarations, whether collectible or not.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the "Underlying Insurance") or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B. In the event of the reduction or exhaustion of the aggregate limits of liability under the Primary and Underlying Excess Policy(ies) by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

(1) in the event of such reduction, continue in force excess of the reduced Primary and Underlying Insurance; or

(2) in the event of exhaustion, continue in force as primary insurance, subject to the Underwriters' Limit of Liability and to the other terms, conditions and exclusions of this policy,

provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such primary insurance as set forth in the Primary Policy, which shall be applied to any subsequent loss in the same manner specified in such primary insurance. Notice of exhaustion of Underlying Insurance shall be given the Underwriters upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in Item C of the Declarations.

C. If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. However, any such claim shall be recognized under this policy solely for purposes of reducing or exhausting, to any extent, the Underlying Insurance.

III. PRIMARY AND UNDERLYING INSURANCE

A. This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and limits of liability, and duty to defend, and except as otherwise provided herein) as are contained in or as may be added to the Primary Policy, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any Underlying Excess Policy(ies). In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

B. It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force except for any reduction of the aggregate limits contained therein (as provided for in Section II., B. above).

C. Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

IV. COSTS, CHARGES, EXPENSES AND COOPERATION

A. No costs, charges or expenses for investigation or defense of claims shall be incurred, or settlements made, without the Underwriters' written consent, such consent not to be unreasonably withheld; however, in the event of such consent being given, the Underwriters will pay, subject to the provisions of Section II., such costs, settlements, charges or expenses.

B. The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall, as a condition precedent to their rights under this policy, give to the Underwriters all information and cooperation as the Underwriters may reasonably require and shall do nothing that may prejudice the Underwriters' position or its potential or actual rights of recovery.

V. GENERAL CONDITIONS

A. Definitions

1. Insured(s) means those individuals and/or entities insured under the Underlying Insurance.

2. Primary Policy means the policy scheduled in Item D(1) of the Declarations.

3. Underlying Excess Policy(ies) means the policy(ies) scheduled in Item D(2) of the Declarations.

4. Underlying Insurance means all those policies scheduled in Item D of the Declarations.

5. Policy Period means the period set forth in Item B of the Declarations, subject to prior cancellation pursuant to Section V. C.

B. Discovery Clause

If the Insured(s) elect and are granted a discovery period or extended reporting period under the Underlying Insurance, then the Insured(s) shall have the same ability to elect a discovery period or extended reporting period under this policy by: (i) satisfying the conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G(1) of the Declarations. If elected, the discovery period or extended reporting period shall be for the period of time set forth in Item G(2) of the Declarations.

C. Cancellation Clause

The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. The Underwriter may not otherwise cancel this policy. This policy may be cancelled by the Insured(s) in accordance with the conditions of the Underlying Insurance. If the policy shall be cancelled by the Insured(s), the Underwriters shall retain the customary short rate proportion of the premium hereon.

D. Termination of Prior Policy(ies)

The taking effect of this policy shall terminate, if not already terminated, the policy(ies) specified in Item F of the Declarations.

E. Notice

The Underwriters shall be given notice in writing as soon as practicable: (a) in the event of the cancellation or non-renewal of any Underlying Insurance; and (b) of any additional or return premiums charged or paid in connection with any Underlying Insurance.

Any changes in coverage in the Underlying Insurance or any changes in the Insured(s) that would require notice under the Underlying Insurance shall be reported to the Underwriters as soon as practicable and the Insured(s) shall, upon request, furnish the Underwriters with copies of such changes. The Underwriters shall not be subject to such changes without the Underwriter's consent, such consent not to be unreasonably withheld.

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at 2 Park Ave, 5th Floor, New York, NY 10016, ATTN: Hartford Financial Products Claims Division [Fax # (917) 464-5972], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

THE HARTFORD

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY
HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Richard G. Costello, Secretary

Neal S. Wolin, President & COO

RN 00 N026 00 0593
ILBP 83 01 05 89 RN
00 FI 0251761-08 7/01/08

ENDORSEMENT 1

This endorsement, effective on 7/01/08 at 12:01 A.M. standard time, forms a part of

Policy No. 00 FI 0251761-08 of the TWIN CITY FIRE INSURANCE COMPANY

Issued to ALL FIDELITY FUNDS

David Zwiener, President

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT (AGGREGATE LIMITS OF LIABILITY)

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that the **DECLARATIONS** is amended as follows:

NOTICE is deleted and replaced with the following:

NOTICE: THE COMPANY AGREES WITH THE INSURED NAMED BELOW THAT THE COVERAGE AFFORDED BY THIS POLICY SHALL FOLLOW ALL OF THE TERMS AND CONDITIONS OF THE PRIMARY COVERAGE LISTED IN THE SCHEDULE OF UNDERLYING INSURANCE SET FORTH IN ITEM D. BELOW SUBJECT, HOWEVER, TO THE SPECIAL CONDITIONS APPLICABLE TO THIS POLICY AND ANY ENDORSEMENTS ATTACHED HERETO.

ITEM C. LIMIT OF LIABILITY is deleted and replaced with the following:

ITEM C. LIMIT OF LIABILITY:

Coverage	Description	Limit of Liability
A.	Fidelity	$10,000,000 p/o $50,000,000
B.	On Premises	$10,000,000 p/o $50,000,000
C.	Transit	$10,000,000 p/o $50,000,000
D.	Forgery or Alteration	$10,000,000 p/o $50,000,000
E.	Securities	$10,000,000 p/o $50,000,000
F.	Counterfeit Currency	$10,000,000 p/o $50,000,000
G.	Uncollectible Items of Deposit	N/A
H.	Audit Expenses	N/A
I.	Computer Systems	$10,000,000 p/o $50,000,000
J.	Customer Voice Initiated	$10,000,000 p/o $50,000,000
K.	Telefacasimile Transfer Fraud	$10,000,000 p/o $50,000,000

ENDORSEMENT 1

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000 p/o $50,000,000.

The Company's Limit of Liability for each Coverage for which an amount is inserted above shall be in excess of all Underlying Insurance shown in the Schedule of Underlying Insurance below plus any Deductible Amount shown as applicable to the Primary Coverage.

ITEM D. SCHEDULE OF UNDERLYING INSURANCE is deleted and replaced with the following:

ITEM D. SCHEDULE OF UNDERLYING INSURANCE

Primary Coverage Carrier: American International Specialty Insurance Company
Policy No.: 00-641-20-54

Coverage	Description	Limit of Liability	Deductible
A.	Fidelity	$15,000,000	$400,000
B.	On Premises	$15,000,000	$400,000
C.	Transit	$15,000,000	$400,000
D.	Forgery or Alteration	$15,000,000	$400,000
E.	Securities	$15,000,000	$400,000
F.	Counterfeit Currency	$15,000,000	$400,000
G.	Uncollectible Items of Deposit	$5,000,000	$2,500
H.	Audit Expenses	$100,000	$2,500
I.	Computer Systems	$15,000,000	$400,000
J.	Customer Voice Initiated	$15,000,000	$400,000
K.	Telefacasimile Transfer Fraud	$15,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Other Underlying Coverage ☐ None ☒ See Schedule Below

Excess Layer Carrier: Ace American Insurance Company
Policy No.: DOX G21661612 003

Coverage	Description	Limit of Liability
A.	Fidelity	$15,000,000
B.	On Premises	$15,000,000
C.	Transit	$15,000,000
D.	Forgery or Alteration	$15,000,000
E.	Securities	$15,000,000
F.	Counterfeit Currency	$15,000,000
G.	Uncollectible Items of Deposit	N/A
H.	Audit Expenses	N/A
I.	Computer Systems	$15,000,000
J.	Customer Voice Initiated	$15,000,000
K.	Telefacasimile Transfer Fraud	$15,000,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000

ENDORSEMENT 1

Excess Layer

Carrier: London/Novae, Pembroke
Policy No.: FD0804541

Coverage	Description	Limit of Liability
A.	Fidelity	$10,000,000
B.	On Premises	$10,000,000
C.	Transit	$10,000,000
D.	Forgery or Alteration	$10,000,000
E.	Securities	$10,000,000
F.	Counterfeit Currency	$10,000,000
G.	Uncollectible Items of Deposit	N/A
H.	Audit Expenses	N/A
I.	Computer Systems	$10,000,000
J.	Customer Voice Initiated	$10,000,000
K.	Telefacasimile Transfer Fraud	$10,000,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000

Excess Layer

Carrier: Endurance Specialty Insurance Ltd.
Policy No.: P006738003

Coverage	Description	Limit of Liability
A.	Fidelity	$15,000,000
B.	On Premises	$15,000,000
C.	Transit	$15,000,000
D.	Forgery or Alteration	$15,000,000
E.	Securities	$15,000,000
F.	Counterfeit Currency	$15,000,000
G.	Uncollectible Items of Deposit	N/A
H.	Audit Expenses	N/A
I.	Computer Systems	$15,000,000
J.	Customer Voice Initiated	$15,000,000
K.	Telefacasimile Transfer Fraud	$15,000,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $__________

Excess Layer

Carrier: Federal Insurance Company
Policy No.: 8204-7565

Coverage	Description	Limit of Liability
A.	Fidelity	$10,000,000
B.	On Premises	$10,000,000
C.	Transit	$10,000,000
D.	Forgery or Alteration	$10,000,000
E.	Securities	$10,000,000
F.	Counterfeit Currency	$10,000,000
G.	Uncollectible Items of Deposit	N/A
H.	Audit Expenses	N/A
I.	Computer Systems	$10,000,000
J.	Customer Voice Initiated	$10,000,000
K.	Telefacasimile Transfer Fraud	$10,000,000

ENDORSEMENT 1

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000

Excess Layer

Carrier: Travelers
Policy No.: 490PB1953

Coverage	Description	Limit of Liability
A.	Fidelity	$15,000,000
B.	On Premises	$15,000,000
C.	Transit	$15,000,000
D.	Forgery or Alteration	$15,000,000
E.	Securities	$15,000,000
F.	Counterfeit Currency	$15,000,000
G.	Uncollectible Items of Deposit	N/A
H.	Audit Expenses	N/A
I.	Computer Systems	$15,000,000
J.	Customer Voice Initiated	$15,000,000
K.	Telefacasimile Transfer Fraud	$15,000,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000

Excess Layer

Carrier: Continental Casualty Company
Policy No.: 287042198

Coverage	Description	Limit of Liability
A.	Fidelity	$10,000,000
B.	On Premises	$10,000,000
C.	Transit	$10,000,000
D.	Forgery or Alteration	$10,000,000
E.	Securities	$10,000,000
F.	Counterfeit Currency	$10,000,000
G.	Uncollectible Items of Deposit	N/A
H.	Audit Expenses	N/A
I.	Computer Systems	$10,000,000
J.	Customer Voice Initiated	$10,000,000
K.	Telefacasimile Transfer Fraud	$10,000,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000

Excess Layer

Carrier: Axis Insurance Company
Policy No.: MNN 727586/01/2008

Coverage	Description	Limit of Liability
A.	Fidelity	$10,000,000
B.	On Premises	$10,000,000
C.	Transit	$10,000,000
D.	Forgery or Alteration	$10,000,000
E.	Securities	$10,000,000
F.	Counterfeit Currency	$10,000,000
G.	Uncollectible Items of Deposit	N/A
H.	Audit Expenses	N/A
I.	Computer Systems	$10,000,000

ENDORSEMENT 1

J.	Customer Voice Initiated	$10,000,000
K.	Telefacasimile Transfer Fraud	$10,000,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000

ITEM F. TERMINATION OF PRIOR POLICY(IES): N/A

The Insured by the acceptance of the Policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this Policy becomes effective.

ITEM G. DISCOVERY CLAUSE is deleted in its entirety.

All other terms and conditions remain unchanged.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ENDORSEMENT NO.:	2
This endorsement effective on at 12:01 A.M. standard time	7/01/08
Forms part of Policy Number:	00 FI 0251761-08
Issued to:	ALL FIDELITY FUNDS
By:	TWIN CITY FIRE INSURANCE CO.

MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. It is hereby understood and agreed that a notice of any claim or wrongful act shall be given in writing to the following:

THE HARTFORD
CLAIMS DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

FACSIMILE: (212) 277-0915

B. It is hereby understood and agreed that where it is stated in the policy or declarations page that a notice of any claim or wrongful act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted in its entirety and replaced with the following:

Notice of any claim or wrongful act shall be given in writing to the following:

THE HARTFORD
CLAIMS DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

FACSIMILE: (212) 277-0915

II. **All Other Notices**

A. **All notices for a claim or wrongful act must be mailed to the address as specified above in Item (I) of this endorsement.**

B. It is hereby understood and agreed that all notices, except for a notice of claim or wrongful act, shall be given in writing to the following:

THE HARTFORD
COMPLIANCE DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

C. With the exception of notice of a claim or wrongful act, it is hereby understood and agreed that where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted in its entirety and replaced with the following:

All notices, except for a notice of claim or wrongful act, shall be given in writing to the following:

THE HARTFORD
COMPLIANCE DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

All other terms and conditions of the policy remain unchanged.

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 7/01/08 forms part
of policy number 00 FI 0251761-08

issued to: ALL FIDELITY FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

Notwithstanding the amount specified in ITEM C. LIMIT OF LIABILITY of the Declarations, it is agreed that the maximum combined Limit of Liability for this policy 00 FI 0251761-08 and policy No. 00 DC 0233646-08 shall be $10,000,000.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 4

This endorsement, effective 12:01 am, 7/01/08 forms part
of policy number 00 FI 0251761-08

issued to: ALL FIDELITY FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

1. This policy is part of a quota share participation arrangement between the Participating Insurance Company(ies) and the Insured (the "Program") which provides a $50,000,000 Limit of Liability excess of the Underlying Insurance and consists of the following:

Participating Insurer	Participating Insurance Policy No.	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
LONDON UNDERWRITERS	B0823FD0804542	13,000,000	26%
NATIONAL CASUALTY COMPANY	XMO0800016	10,000,000	20%
TWIN CITY FIRE INSURANCE COMPANY	00 FI 0251761-08	10,000,000	20%
ZURICH AMERICAN INSURANCE COMPANY	FID-9675294-02	9,500,000	19%
HOUSTON CASUALTY COMPANY	24-MG-08-A9231	7,500,000	15%

2. Each Participating Insurance Company shall be liable only for its own percentage of each covered loss, subject to its own limit of liability.

3. Each Participating Insurance Company shall:

   A. receive notice of any claim submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any claim.

4. The liability of each Participating Insurance Company shall be several and not joint. The failure, refusal or inability of any Participating Insurance Company to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurance Company.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 5

This endorsement, effective 12:01 am, 7/01/08 **forms part of policy number** 00 FI 0251761-08

issued to: ALL FIDELITY FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS AGGREGATE LIMIT POLICY

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that **II. LIMIT OF LIABILITY** is amended by adding the following:

Excess coverage shall only apply to those Insuring Clauses noted on the Declarations.

It is agreed that **IV. COSTS, CHARGES, EXPENSES AND COOPERATION** is deleted in its entirety:

It is agreed that **V. GENERAL CONDITIONS B.** is deleted.

It is agreed that **V. GENERAL CONDITIONS C.** is deleted and replaced with the following:

C. The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. In the event of cancellation, termination or non-renewal of the Primary Policy, this Policy shall be deemed to be canceled as of the effective date of cancellation, termination or non-renewal of such Primary Policy.

It is agreed that the last paragraph of **V. GENERAL CONDITIONS E.** is deleted and replaced with the following:

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at: Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 6

This endorsement, effective 12:01 am, 7/01/08 forms part of policy number 00 FI 0251761-08

issued to: ALL FIDELITY FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNIVERSAL EXCESS OVER CRIME COVERAGE ONLY ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that wherever the term Limits of Liability appears in this policy, it shall have the same meaning as Limits of Insurance.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 7

This endorsement, effective 12:01 am, 7/01/08 **forms part of policy number** 00 FI 0251761-08

issued to: ALL FIDELITY FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXHAUSTION OF UNDERLYING INSURANCE

This endorsement modifies insurance provided under:

UNIVERSAL EXCESS POLICY

Section **II. LIMIT OF LIABILITY**, A., is deleted and replaced by the following:

A. It is expressly agreed that liability for any covered Loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers or the Insured shall have paid the full amount of their respective liability for such covered Loss. If the Insured shall pay, in the applicable legal currency, any such covered Loss, then the Underwriters shall recognize such payment for the depletion of the respective limits of liability of the Underlying Insurance. In no way shall such payment by the Insured constitute a waiver of any terms, conditions or exclusions of the Underlying Insurance or this policy. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 8

This endorsement, effective 12:01 am, 7/01/08 forms part
of policy number 00 FI 0251761-08

issued to: ALL FIDELITY FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNIVERSAL EXCESS FIDELITY EQUIVALENT TERM ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that wherever the term Policy appears in this policy, it shall have the same meaning as Bond.

It is also agreed that wherever the term Endorsement appears in this policy, it shall have the same meaning as Rider.

All other terms and conditions remain unchanged.

David Zwiener, President

THE HARTFORD

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

ZIGEX

Financial Institutions Excess Insurance Policy

Declarations

Zurich American Insurance Company (ZAIC)

ZURICH

Policy Number: FID-9675294-02

Renewal of Number: FID-9675294-01

Item 1. Named Insured and Mailing Address:
ALL FIDELITY FUNDS
82 DEVONSHIRE STREET
BOSTON, MA 02109

Producer:
AON FINANCIAL SERVICES GROUP
199 WATER STREET
NEW YORK, NY 10038

Item 2. Limit of Liability: $9,500,000 part of $50,000,000 excess of $100,000,000 in the aggregate

Note that the Limit of Liability is reduced or exhausted by Defense Costs.

Item 3. "Underlying Insurance":

(A) "Primary Policy": Financial Institutions Fidelity Bond
Insurer: American International Specialty Lines Insurance Company
Policy Number: 641-20-54
Limit of Liability: $15,000,000 with a retention of $400,000

(B) Other Policy(ies): (see Endorsement No. 1 – as attached)
Insurer: ______
Policy Number: ______
Limit of Liability: ______

Item 4. "Policy Period": From 12:01 a.m. on 07/01/2008 To 12:01 a.m. on 08/01/2008.

Local time at the address shown in Item 1.

Item 5. Endorsement(s) Effective at Inception: See Endorsement numbers 1 – 2 as attached.

Item 6. Premium: [redacted]

In witness whereof, the "Insurer" issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the "Insurer".

ZURICH AMERICAN INSURANCE COMPANY

Stephen Holinka

Authorized Representative
Stephen Holinka

Nancy D. Mueller
President

Dennis F. Kerrigan
Corporate Secretary

1/15/2009
Date

U-ES-D-10047-A CW (4/98)

ZURICH®

01/14/2009

AON FINANCIAL SERVICES GROUP
199 WATER STREET
NEW YORK, NY 10038
Attn: Nicole Broadus
Tel. (212) 441-2246
Fax (212) 441-1924

Re: ALL FIDELITY FUNDS
Policy Number: FID-9675294-02

Zurich North America
Specialties
One Liberty Plaza, 30th Floor
New York, New York
10006

Telephone 212 225-7000
Facsimile 212 225-7032
Internet
http://www.zurichna.com/
specialties/msg/msg.nsf

Dear Nicole,

Enclosed please find the policy for the above captioned.

This should complete our participation on this account.

Very truly yours,

Steve Holinka
Phone: (212) 553-5450
Fax: (212) 225-7030

Important Notice – In Witness Clause

ZURICH

In return for the payment of premium and subject to all the terms of the policy, the "Insurer" agrees with the "Insured(s)" to provide insurance as stated in this policy. This policy shall not be valid unless countersigned by the "Insurer's" duly authorized Representative.

In Witness Whereof, the "Insurer" has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly authorized Representative.

Nancy D. Mueller
President

Dennis F. Kerrigan
Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich North America
Customer Inquiry Center
1400 American Lane
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8 a.m. - 4 p.m. [CT])

Manuscript Endorsement – Application

ZURICH

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Additional Prem.	Return Prem.
EOC-5975134-05	07/01/2008	08/01/2008	07/01/2008	n/a	n/a

Named Insured: ALL FIDELITY FUNDS

Endorsement Number: 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under:

Financial Institutions Excess Insurance Policy

It is hereby understood and agreed that Item 3. (B) of the Declarations Page is deleted in its entirety and replaced with the following

(B) Other Policy(ies)	Excess Liability Insurance
Insurer	ACE
Policy Number	DOX G21661612 003
Limit of Liability	$15 million excess of $15 million
(C) Other Policy(ies)	
Insurer	Lloyds of London
Policy Number	FB0704541
Limit of Liability	$10 million excess of $30 million
(D) Other Policy(ies)	
Insurer	Endurance Insurance Company
Policy Number	P006738003
Limit of Liability	$15 million excess of $40 million
(E) Other Policy(ies)	
Insurer	Federal Insurance Company
Policy Number	82047565
Limit of Liability	$10 million excess of $55 million
(F) Other Policy(ies)	
Insurer	St. Paul Travelers
Policy Number	490PB1953
Limit of Liability	$15 million excess of $65 million
(G) Other Policy(ies)	
Insurer	Continental Casualty Company
Policy Number	287042220
Limit of Liability	$5 million excess of $80 million
(H) Other Policy(ies)	
Insurer	Axis Insurance Company
Policy Number	MNN 727586/01/2008
Limit of Liability	$10 million excess of $90 million

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Stephen Holika

1/15/2009____

Authorized Representative Date

Signed by:____

Endorsement # 2
Named Insured: ALL FIDELITY FUNDS
Policy Number: FID-9675294-02
Effective Date: 07/01/2008

INTERLINE
01 21 01 02

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NUCLEAR ENERGY LIABILITY EXCLUSION ENDORSEMENT

(Broad Form)

This endorsement modifies insurance provided under the following:

Financial Institutions Excess Insurance Policy

1. The insurance does not apply:

A. To liability:

(1) With respect to which an "insured" under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters, Nuclear Insurance Association of Canada or any of their successors, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(2) Resulting from the "hazardous properties" of "nuclear material" and with respect to which **(a)** any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or **(b)** the "insured" is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

B. Under any Medical Payments coverage, to expenses incurred with respect to liability resulting from the "hazardous properties" of "nuclear material" and arising out of the operation of a "nuclear facility" by any person or organization.

C. To liability resulting from "hazardous properties" of "nuclear material", if:

(1) The "nuclear material" **(a)** is at any "nuclear facility" owned by, or operated by or on behalf of, an "insured" or **(b)** has been discharged or dispersed therefrom;

(2) The "nuclear material" is contained in "spent fuel" or "waste" at any time possessed, handled, used, processed, stored, transported or disposed of, by or on behalf of an "insured"; or

(3) The liability arises out of the furnishing by an "insured" of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any "nuclear facility", but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion **(3)** applies only to "property damage" to such "nuclear facility" and any property thereat.

2. As used in this endorsement:

"Hazardous properties" includes radioactive, toxic or explosive properties.

"Nuclear material" means "source material", "special nuclear material" or "by-product material".

"Source material", "special nuclear material", and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

"Spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a "nuclear reactor".

"Waste" means any waste material **(a)** containing "by-product material" other than the tailings or wastes produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its "source material" content, and **(b)** resulting from the operation by any person or organization of any "nuclear facility" included under the first two paragraphs of the definition of "nuclear facility".

Endorsement # 2 (continued)

"Nuclear facility" means:

(a) Any "nuclear reactor";

(b) Any equipment or device designed or used for **(1)** separating the isotopes of uranium or plutonium, **(2)** processing or utilizing "spent fuel", or **(3)** handling, processing or packaging "waste";

(c) Any equipment or device used for the processing, fabricating or alloying of "special nuclear material" if at any time the total amount of such material in the custody of the "insured" at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235;

(d) Any structure, basin, excavation, premises or place prepared or used for the storage or disposal of "waste";

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations.

"Nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

"Property damage" includes all forms of radioactive contamination of property.

Manuscript Endorsement – Application

ZURICH

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Additional Prem.	Return Prem.
EOC-5975134-05	07/01/2008	08/01/2008	07/01/2008	n/a	n/a

Named Insured: ALL FIDELITY FUNDS **Endorsement Number:** 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under:

Financial Institutions Excess Insurance Policy

It is hereby understood and agreed that Item 3. (B) of the Declarations Page is deleted in its entirety and replaced with the following

(B) Other Policy(ies)	Excess Liability Insurance
Insurer	ACE
Policy Number	DOX G21661612 003
Limit of Liability	$15 million excess of $15 million
(C) Other Policy(ies)	
Insurer	Lloyds of London
Policy Number	FB0704541
Limit of Liability	$10 million excess of $30 million
(D) Other Policy(ies)	
Insurer	Endurance Insurance Company
Policy Number	P006738003
Limit of Liability	$15 million excess of $40 million
(E) Other Policy(ies)	
Insurer	Federal Insurance Company
Policy Number	82047565
Limit of Liability	$10 million excess of $55 million
(F) Other Policy(ies)	
Insurer	St. Paul Travelers
Policy Number	490PB1953
Limit of Liability	$15 million excess of $65 million
(G) Other Policy(ies)	
Insurer	Continental Casualty Company
Policy Number	287042220
Limit of Liability	$5 million excess of $80 million
(H) Other Policy(ies)	
Insurer	Axis Insurance Company
Policy Number	MNN 727586/01/2008
Limit of Liability	$10 million excess of $90 million

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Stephen Holika

1/15/2009____
Authorized Representative Date

Signed by:____

Endorsement # 2
Named Insured: ALL FIDELITY FUNDS
Policy Number: FID-9675294-02
Effective Date: 07/01/2008

INTERLINE
01 21 01 02

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NUCLEAR ENERGY LIABILITY EXCLUSION ENDORSEMENT

(Broad Form)

This endorsement modifies insurance provided under the following:

Financial Institutions Excess Insurance Policy

1. The insurance does not apply:

A. To liability:

(1) With respect to which an "insured" under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters, Nuclear Insurance Association of Canada or any of their successors, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(2) Resulting from the "hazardous properties" of "nuclear material" and with respect to which **(a)** any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or **(b)** the "insured" is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

B. Under any Medical Payments coverage, to expenses incurred with respect to liability resulting from the "hazardous properties" of "nuclear material" and arising out of the operation of a "nuclear facility" by any person or organization.

C. To liability resulting from "hazardous properties" of "nuclear material", if:

(1) The "nuclear material" **(a)** is at any "nuclear facility" owned by, or operated by or on behalf of, an "insured" or **(b)** has been discharged or dispersed therefrom;

(2) The "nuclear material" is contained in "spent fuel" or "waste" at any time possessed, handled, used, processed, stored, transported or disposed of, by or on behalf of an "insured"; or

(3) The liability arises out of the furnishing by an "insured" of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any "nuclear facility", but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion **(3)** applies only to "property damage" to such "nuclear facility" and any property thereat.

2. As used in this endorsement:

"Hazardous properties" includes radioactive, toxic or explosive properties.

"Nuclear material" means "source material", "special nuclear material" or "by-product material".

"Source material", "special nuclear material", and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

"Spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a "nuclear reactor".

"Waste" means any waste material **(a)** containing "by-product material" other than the tailings or wastes produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its "source material" content, and **(b)** resulting from the operation by any person or organization of any "nuclear facility" included under the first two paragraphs of the definition of "nuclear facility".

Endorsement # 2 (continued)

"Nuclear facility" means:

(a) Any "nuclear reactor";

(b) Any equipment or device designed or used for **(1)** separating the isotopes of uranium or plutonium, **(2)** processing or utilizing "spent fuel", or **(3)** handling, processing or packaging "waste";

(c) Any equipment or device used for the processing, fabricating or alloying of "special nuclear material" if at any time the total amount of such material in the custody of the "insured" at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235;

(d) Any structure, basin, excavation, premises or place prepared or used for the storage or disposal of "waste";

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations.

"Nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

"Property damage" includes all forms of radioactive contamination of property.